March 24, 2009

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:        Robert Half International Inc.

              Form 10-K for the Fiscal Year Ended December 31, 2008

              Filed February 19, 2009, File No. 001-10427

Ladies and Gentlemen:

This letter responds to the letter dated March 18, 2009, setting forth the Staff’s comments regarding the Form 10-K for the fiscal year ended December 31, 2008 of Robert Half International, Inc. (the “Company”) filed on February 19, 2009. For your convenience, we have restated in bold the comments contained in the Staff’s letter. Set forth below are the Company’s corresponding responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations for the Three Years Ended December 31, 2008, page 15

1.	We note that you have provided a discussion of your results of operations only on a consolidated basis. Management’s Discussion and Analysis should focus on each relevant reportable segment of business when it would be appropriate for an understanding of the business. One of the objectives of MD&A is to provide a narrative explanation of the company’s financial statements that enables investors to see the company through the eyes of management. We note that reported revenue decreased in each of your reportable segments during the year ended December 31, 2008 as compared to the same period in 2007, and that reported revenue in the fourth of 2008 decreased approximately 19% from the same in 2007. On page 15, you indicate that the decrease in temporary and permanent staffing services was the result of weakening general macroeconomic conditions in the United States, We believe these disclosures are too general in nature and do not provide your investor with a complete picture of your enterprise by segment and as a whole. In this regard, for each period presented and for each of your reportable segments, revise to:

•	clearly disclose and quantify each material factor that contributed to the change in revenue and operating income, indicating the impact by geographic area;

•	provide insight into the underlying business drivers or conditions that contributed to these changes;

•	disclose the impact that the current weakened economy has had on your business and describe how and the extent to which it has or you expect it to have on your results of operations; and

•

describe any other known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Securities and Exchange Commission

March 24, 2009

For further guidance, please refer to Item 303 Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

RESPONSE 1:

In response to the Staff’s comments, the Company intends to expand the Results of Operations discussion in future filings to provide more disclosure around the Company’s segments. Following is the expanded disclosure that the Company would propose to include in future filings, based on the Results of Operations for the Three Years Ended December 31, 2008 disclosure on pages 15-16 of the Form 10-K for the year ended December 31, 2008:

Results of Operations—2008 versus 2007

Demand for the Company’s temporary and permanent staffing services and risk consulting and internal audit services is largely dependent upon general economic and labor market conditions both domestically and abroad. Correspondingly, results of operations for 2008 were negatively impacted, particularly in the fourth quarter, by declining global economic conditions. Because of the inherent difficulty in predicting economic trends, and the absence of material long-term contracts in any of our business units, future demand for the Company’s services cannot be forecasted with certainty. We expect the Company’s results to continue to be negatively impacted by a relatively prolonged period of global economic contraction.

The Company’s temporary and permanent staffing services business has more than 370 offices in 42 states, the District of Columbia and 20 foreign countries, while Protiviti has more than 60 offices in 23 states and 16 foreign countries.

Because fluctuations in foreign currency exchange rates have an impact on the Company’s results, the Company provides selected growth percentages below on a constant-currency basis. Constant-currency percentages are calculated using as-reported amounts which have been retranslated using the prior year’s foreign currency exchange rates.

Revenues. The Company’s revenues were $4.6 billion for the year ended December 31, 2008, remaining flat compared to $4.6 billion for the year ended December 31, 2007. Revenues from foreign operations represented 29% and 24% of total revenues for the years ended December 31, 2008 and 2007, respectively. The Company analyzes its revenues for three reportable segments: temporary and consultant staffing, permanent placement staffing and risk consulting and internal audit services. In 2008, revenues in the temporary and consultant staffing services division were flat compared to 2007, while revenues in both the permanent placement and risk consulting and internal audit services divisions were down compared to 2007. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing services revenues were $3.6 billion for the year ended December 31, 2008, remaining flat compared to revenues of $3.6 billion for the year ended December 31, 2007. On a constant-currency basis, temporary and consultant staffing services revenues decreased 1% for 2008 compared to 2007. In the latter part of 2008, demand for the Company’s temporary and consultant staffing services decreased significantly as global labor markets weakened along with general macroeconomic conditions. In the United States, 2008 revenues decreased 6% compared to 2007, driven primarily by an 18% decrease in the fourth quarter. The United States decrease was partially offset by the Company’s foreign operations, where 2008 constant currency revenues increased 14% compared to 2007 including a 4% increase in the fourth quarter.

Securities and Exchange Commission

March 24, 2009

Permanent placement revenues were $427 million for the year ended December 31, 2008, decreasing by 4% compared to revenues of $444 million for the year ended December 31, 2007. On a constant-currency basis, permanent placement revenues decreased 5% for 2008 compared to 2007. In the United States, 2008 revenues decreased 17% compared to 2007, driven primarily by a 41% decrease in the fourth quarter. Historically, demand for permanent placement services is even more sensitive to economic and labor market conditions than demand for temporary and consulting staffing services and this is expected to continue. The U.S. unemployment rate ended the year at 7.2% as of December 2008, its highest level since 1992. The United States decrease for the year ended December 31, 2008, was partially offset by the Company’s foreign operations, where 2008 constant currency revenues increased 17% compared to 2007 although constant currency revenues declined by 15% in the fourth quarter.

Risk consulting and internal audit services revenues were $547 million for the year ended December 31, 2008, decreasing by 1% compared to revenues of $552 million for the year ended December 31, 2007. On a constant-currency basis, risk consulting and internal audit services revenues decreased 2% for 2008 compared to 2007 due to a significant decline in revenues produced by compliance-related projects, mainly those tied to the Sarbanes-Oxley Act, a trend which may continue. In addition, the fourth quarter weakening in global macroeconomic conditions negatively impacted demand. In the United States, 2008 revenues decreased 6% compared to 2007, including a 23% decrease in the fourth quarter. The United States decrease was partially offset by the Company’s foreign operations, where 2008 constant currency revenues increased 7% compared to 2007 including a 4% increase in the fourth quarter.

Gross Margin. The Company’s gross margin dollars were $1.9 billion for the year ended December 31, 2008, decreasing by 3% from $2.0 billion for the year ended December 31, 2007. For 2008 compared to 2007, gross margin dollars for all three of the Company’s reportable segments decreased under difficult economic conditions. Gross margin dollars as a percentage of revenues also decreased for the Company’s temporary and consultant staffing services and risk consulting and internal audit services divisions on a year-over-year basis. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars from the Company’s temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees, and reimbursable expenses. Gross margin dollars for the Company’s temporary and consultant staffing services division were $1.3 billion for the year ended December 31, 2008, decreasing by 2% compared to $1.4 billion for the year ended December 31, 2007. On a constant-currency basis, temporary and consultant staffing services gross margin dollars decreased 3% for 2008 compared to 2007. As a percentage of revenues, gross margin dollars for temporary and consultant staffing services were 36.7% in 2008, decreasing by 0.5% compared to 37.2% in 2007. This year-over year decrease was primarily the result of a decrease in temp-to-hire conversion revenues in 2008 compared to 2007.

Gross margin dollars from permanent placement staffing services represent revenues less reimbursable expenses. Gross margin dollars for the Company’s permanent placement staffing division were $427 million for the year ended December 31, 2008, decreasing by 4% compared to $444 million for the year ended December 31, 2007. On a constant-currency basis, permanent placement gross margin dollars decreased 5% for 2008 compared to 2007. Because reimbursable expenses for permanent placement staffing services are de minimis, the decrease in gross margin dollars is substantially explained by the decrease in revenues previously discussed.

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March 24, 2009

Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company’s risk consulting and internal audit division were $155 million for the year ended December 31, 2008, decreasing by 11% compared to $175 million for the year ended December 31, 2007. On a constant-currency basis, risk consulting and internal audit gross margin dollars decreased 13% for 2008 compared to 2007. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 28.3% in 2008, down from 31.6% in 2007. Because costs relative to revenues are generally higher in foreign operations than in the U.S., the gross margin percentage is unfavorably impacted as the mix of foreign activity increases. In 2008 risk consulting and internal audit services revenues from foreign operations increased to 30% compared to 27% in 2007, contributing most of the year-over-year margin decline.

Selling, General and Administrative Expenses. The Company’s selling, general and administrative expenses were $1.5 billion for both the years ended December 31, 2008 and 2007. For 2008 compared to 2007, selling, general and administrative expenses decreased in the Company’s temporary and consultant staffing services and risk consulting and internal audit services divisions, and increased in the Company’s permanent placement staffing division. Selling, general and administrative expenses as a percentage of revenues were essentially flat in the Company’s temporary and consultant staffing services division, increased in the Company’s permanent placement staffing division and decreased in the Company’s internal audit and risk consulting services division, compared to 2007. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for the Company’s temporary and consultant staffing services division were $983 million for the year ended December 31, 2008, virtually flat with the $986 million for the year ended December 31, 2007. As a percentage of revenues, selling, general and administrative expenses for temporary and consultant staffing services were 27.1% in 2008, essentially flat compared to 27.0% in 2007. For 2008 compared to 2007, increases as a percentage of revenues for administration costs, fixed overhead expenses and expenses related to doubtful accounts receivable were partially offset by decreases as a percentage of revenue for field compensation and advertising expenses. As revenues declined in the latter part of 2008 under difficult economic conditions, the Company enhanced its focus on cost alignment measures, resulting in an 11% decrease in selling, general and administrative expenses in the Company’s temporary and consultant staffing services division in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Selling, general and administrative expenses for the Company’s permanent placement staffing division were $367 million for the year ended December 31, 2008, increasing by 2% compared to $358 million for the year ended December 31, 2007. As a percentage of revenues, selling, general and administrative expenses for permanent placement staffing services were 85.8% in 2008, up from 80.6% in 2007. For 2008 compared to 2007, increases as a percentage of revenues for field compensation, administration costs and fixed overhead expenses were the primary drivers of the year-over-year increase. As revenues declined in the latter part of 2008 under difficult economic conditions, the Company enhanced its focus on cost alignment measures, resulting in a 24% decrease in selling, general and administrative expenses in the Company’s permanent placement staffing division in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Selling, general and administrative expenses for the Company’s risk consulting and internal audit services division were $147 million for the year ended December 31, 2008, decreasing by 4% compared to $154 million for the year ended December 31, 2007. As a percentage of revenues, selling, general and administrative expenses for risk consulting and internal audit services were 26.9% in 2008, down from 27.8% in 2007. For 2008

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March 24, 2009

compared to 2007, decreases as a percentage of revenues for variable overhead and advertising expenses were partially offset by increases as a percentage of revenue for fixed overhead expenses and expenses related to doubtful accounts receivable. As revenues declined in the latter part of 2008 under difficult economic conditions, the Company enhanced its focus on cost alignment measures, resulting in a 17% decrease in selling, general and administrative expenses in the Company’s risk consulting and internal audit division in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Operating Income. The Company’s total operating income was $417 million, or 9.1% of revenues, for the year ended December 31, 2008, decreasing by 13% compared to $480 million, or 10.3% of revenues, for the year ended December 31, 2007. For the Company’s temporary and consultant staffing services division, operating income was $349 million, or 9.6% of applicable revenues, decreasing by 6% compared to $373 million, or 10.2% of applicable revenues, in 2007. For the Company’s permanent placement staffing division, operating income was $60 million, or 14.1% of applicable revenues, decreasing by 30% compared to $86 million, or 19.4% of applicable revenues, in 2007. For the Company’s risk consulting and internal audit services division, operating income was $7 million or 1.3% of applicable revenues, decreasing by 65% compared to $21 million, or 3.8% of applicable revenues, in 2007.

Acquisitions. For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment analysis during each of the years ended December 31, 2008 and 2007, and determined that no adjustment to the carrying value of goodwill was required. Net intangible assets, consisting primarily of goodwill, represented 13% of total assets and 19% of total stockholders’ equity at December 31, 2008.

Interest income and expense. Interest income for the years ended December 31, 2008 and 2007, was $10.5 million and $17.2 million, respectively. Lower 2008 interest income was primarily due to lower interest rates. Interest expense for the years ended December 31, 2008 and 2007, was $5.3 million and $4.1 million, respectively.

Provision for income taxes. The provision for income taxes was 40% for both the years ended December 31, 2008 and 2007.

Results of Operations—2007 versus 2006

Demand for the Company’s temporary and permanent staffing services and risk consulting and internal audit services is largely dependent upon general economic and labor market conditions both domestically and abroad. Because of the inherent difficulty in predicting economic trends, and the absence of material long-term contracts in any of our business units, future demand for the Company’s services cannot be forecasted with certainty.

At December 31, 2007, the Company’s temporary and permanent staffing services business had more than 360 offices in 42 states, the District of Columbia and 18 foreign countries, while Protiviti had 60 offices in 22 states and 14 foreign countries.

Securities and Exchange Commission

March 24, 2009

Because fluctuations in foreign currency exchange rates have an impact on the Company’s results, the Company provides selected growth percentages below on a constant-currency basis. Constant-currency percentages are calculated using as-reported amounts which have been retranslated using the prior year’s foreign currency exchange rates.

Revenues. The Company’s revenues were $4.6 billion for the year ended December 31, 2007, increasing by 16% compared to $4.0 billion for the year ended December 31, 2006. Revenues from foreign operations represented 24% and 21% for the years ended December 31, 2007 and 2006, respectively. The Company analyzes its revenues for three reportable segments: temporary and consultant staffing, permanent placement staffing and risk consulting and internal audit services. In 2007, revenues increased compared to 2006 for all three of the Company’s reportable segments. The most significant year-over-year increases were recognized in the Company’s temporary and permanent staffing services divisions, which increased 16% and 32%, respectively, compared to 2006. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing services revenues were $3.6 billion for the year ended December 31, 2007, increasing by 16% compared to revenues of $3.1 billion for the year ended December 31, 2006. On a constant-currency basis, temporary and consultant staffing services revenues increased 14% for 2007 compared to 2006. In the United States, 2007 revenues increased 12% compared to 2006. In the Company’s foreign operations, 2007 constant currency revenues increased 24% compared to 2006.

Permanent placement revenues were $444 million for the year ended December 31, 2007, increasing by 32% compared to revenues of $336 million for the year ended December 31, 2006. On a constant-currency basis, permanent placement revenues increased 29% for 2007 compared to 2006. In 2007, the average U.S. unemployment rate remained flat at 4.6% compared to 2006, providing a sustained favorable growth environment for the Company’s permanent placement staffing division both domestically and abroad. In the United States, 2007 revenues increased 22% compared to 2006. In the Company’s foreign operations, 2007 constant currency revenues increased 46% compared to 2006.

Risk consulting and internal audit services revenues were $552 million for the year ended December 31, 2007, increasing by 2% compared to revenues of $543 million for the year ended December 31, 2006. On a constant-currency basis, risk consulting and internal audit services revenues were flat for 2007 compared to 2006. In the Company’s foreign operations, 2007 constant currency revenues increased 7% compared to 2006, highlighted by particularly strong growth in Asia. The foreign increase was partially offset in the United States, where 2007 revenues decreased 2% compared to 2006. There can be no assurances that there will be ongoing demand for risk consulting and internal audit services, or that future results can be reliably predicted by considering past trends or extrapolating past results.

Gross Margin. The Company’s gross margin dollars were $2.0 billion for the year ended December 31, 2007, increasing by 17% from $1.7 billion for the year ended December 31, 2006. For 2007 compared to 2006, gross margin dollars for the Company’s temporary and permanent staffing services divisions increased 17% and 32%, respectively. Gross margin dollars for the Company’s risk consulting and internal audit services division decreased 12% on a year-over-year basis. Gross margin dollars as a percentage of revenues increased for the Company’s temporary and consultant staffing services division, and decreased for the Company’s risk consulting and internal audit services division, on a year-over-year basis. Contributing factors for each reportable segment are discussed below in further detail.

Securities and Exchange Commission

March 24, 2009

Gross margin dollars from the Company’s temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees, and reimbursable expenses. Gross margin dollars for the Company’s temporary and consultant staffing services division were $1.4 billion for the year ended December 31, 2007, increasing by 17% compared to $1.2 billion for the year ended December 31, 2006. On a constant-currency basis, temporary and consultant staffing services gross margin dollars increased 15% for 2007 compared to 2006. As a percentage of revenues, gross margin dollars for temporary and consultant staffing services were 37.2% in 2007, increasing by 0.2% compared to 37.0% in 2006.

Gross margin dollars from permanent placement staffing services represent revenues less reimbursable expenses. Gross margin dollars for the Company’s permanent placement staffing division were $444 million for the year ended December 31, 2007, increasing by 32% compared to $336 million for the year ended December 31, 2006. On a constant-currency basis, permanent placement gross margin dollars increased 29% for 2007 compared to 2006. Because reimbursable expenses for permanent placement staffing services are de minimis, the increase in gross margin dollars is substantially explained by the increase in revenues previously discussed.

Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company’s risk consulting and internal audit division were $175 million for the year ended December 31, 2007, decreasing by 12% compared to $199 million for the year ended December 31, 2006. On a constant-currency basis, risk consulting and internal audit gross margin dollars decreased 13% for 2007 compared to 2006. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 31.6% in 2007, down from 36.6% in 2007. Because costs relative to revenues are generally higher in foreign operations than in the U.S., the gross margin percentage is unfavorably impacted as the mix of foreign activity increases. In 2007, risk consulting and internal audit services revenues from foreign operations increased to 27% compared to 24% in 2006, contributing to the year-over-year margin decline. Also contributing to the year-over-year margin decline was decreased staff utilization.

Selling, General and Administrative Expenses. The Company’s selling, general and administrative expenses were $1.5 billion for the year ended December 31, 2007, increasing by 20% compared to $1.2 billion for the year ended December 31, 2006. For 2007 compared to 2006, selling, general and administrative expense dollars and percentages of applicable revenue increased in all three of the Company’s reportable segments. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for the Company’s temporary and consultant staffing services division were $986 million for the year ended December 31, 2007, increasing by 17% compared to $844 million for the year ended December 31, 2006. As a percentage of revenues, selling, general and administrative expenses for temporary and consultant staffing services were 27.0% in 2007, essentially flat compared to 26.9% in 2006. For 2007 compared to 2006, increases as a percentage of revenues in field compensation expenses and administration costs were partially offset by decreases as a percentage of revenues in fixed overhead, advertising and variable overhead expenses.

Selling, general and administrative expenses for the Company’s permanent placement staffing division were $358 million for the year ended December 31, 2007, increasing by 37% compared to $261 million for the year

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March 24, 2009

ended December 31, 2006. As a percentage of revenues, selling, general and administrative expenses for permanent placement staffing services were 80.6% in 2007, up from 77.8% in 2006. For 2007 compared to 2006, increases as a percentage of revenues for administration costs, field compensation expenses, fixed overhead expenses and advertising expenses were the primary drivers of the year-over-year increase.

Selling, general and administrative expenses for the Company’s risk consulting and internal audit services division were $154 million for the year ended December 31, 2007, increasing by 11% compared to $138 million for the year ended December 31, 2006. As a percentage of revenues, selling, general and administrative expenses for risk consulting and internal audit services were 27.8% in 2007, up from 25.5% in 2006. For 2007 compared to 2006, increases as a percentage of revenue for administrative costs, fixed overhead expenses and variable overhead expenses were the primary drivers of the year-over-year increase.

Operating Income. The Company’s total operating income was $480 million, or 10.3% of revenues, for the year ended December 31, 2007, increasing by 7% compared to $450 million, or 11.2% of revenues, for the year ended December 31, 2006. For the Company’s temporary and consultant staffing services division, operating income was $372 million, or 10.2% of applicable revenues, increasing by 18% compared to $315 million, or 10.0% of applicable revenues, in 2006. For the Company’s permanent placement staffing division, operating income was $86 million, or 19.4% of applicable revenues, increasing by 15% compared to $75 million, or 22.2% of applicable revenues, in 2006. For the Company’s risk consulting and internal audit services division, operating income was $21 million or 3.8% of applicable revenues, decreasing by 66% compared to $61 million, or 11.2% of applicable revenues, in 2006.

Acquisitions. For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment analysis during each of the years ended December 31, 2007 and 2006, and determined that no adjustment to the carrying value of goodwill was required. Net intangible assets, consisting primarily of goodwill, represented 13% of total assets and 20% of total stockholders’ equity at December 31, 2007.

Interest income and expense. Interest income for the years ended December 31, 2007 and 2006, was $17.2 million and $19.3 million, respectively. Lower 2007 interest income resulted from lower average cash balances, partially offset by higher interest rates. Interest expense for the years ended December 31, 2007 and 2006, was $4.1 million and $2.5 million, respectively.

Provision for income taxes. The provision for income taxes was 40% for the year ended December 31, 2007, and 39% for the year ended December 31, 2006.

Critical Accounting Policies and Estimates, page 12

2.

We note that goodwill accounted for 13% of total assets as of December 31, 2008. We also note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note that you performed your annual goodwill impairment test in the second quarter of 2008 and concluded that goodwill was not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing

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March 24, 2009

the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.

In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1)	the discount rates for each reporting unit and how those discount rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	your consideration of any market risk premiums.

•

Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	Provide a table showing:

1)	the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

2)	using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

•

In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Securities and Exchange Commission

March 24, 2009

RESPONSE 2:

In response to the Staff’s comments, the Company intends to expand the Goodwill Impairment discussion in future filings to provide more disclosure around the Company’s accounting for goodwill. Following is the expanded disclosure that the Company would propose to include in future filings, based on the Goodwill Impairment disclosure on page 13 of the Form 10-K for the year ended December 31, 2008:

Goodwill Impairment. The Company assesses the impairment of goodwill annually in the second quarter, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). Due to the significant decline in global economic and labor market conditions during the fourth quarter of 2008, the Company updated its impairment assessment as of December 31, 2008.

SFAS 142 requires a two-step approach for determining goodwill impairment. In the first step the Company determines the fair value of each reporting unit utilizing a present value technique derived from a discounted cash flow methodology. For purposes of this assessment the Company’s reporting units are its lines of business. The fair value of the reporting unit is then compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. The second step under the provisions of SFAS 142 is contingent upon the results of the first step. To the extent a reporting unit’s carrying value exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit’s fair value to its net assets in order to determine the implied fair value of the reporting unit’s goodwill as of the assessment date. The implied fair value of the reporting unit’s goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date.

The Company’s reporting units are Accountemps, Robert Half Finance & Accounting, OfficeTeam, Robert Half Technology, Robert Half Management Resources and Protiviti, which had goodwill balances at December 31, 2008, of $130.9 million, $26.3 million, $0.0 million, $6.9 million, $0.0 million and $23.4 million, respectively, totaling $187.5 million. There were no changes to the Company’s reporting units or to the allocations of goodwill by reporting unit in 2008.

The goodwill impairment assessment is based upon a discounted cash flow analysis. The estimate of future cash flows is based upon, among other things, a discount rate and certain assumptions about expected future operating performance. The discount rate for all reporting units was determined by management based on estimates of risk free interest rates, beta and market risk premiums. The discount rate used was compared to the rate published in various third party research reports, which indicated that the rate was within a range of reasonableness. The primary assumptions related to future operating performance include revenue growth rates and profitability levels. In addition, the impairment assessment requires that management make certain judgments in allocating shared assets and liabilities to the balance sheets of the reporting units. Solely for purposes of establishing inputs for the fair value calculations described above related to goodwill impairment testing, the Company made the following assumptions. The Company assumed that the current economic downturn would continue for all reporting units through 2010, followed by a recovery period in 2011 and 2012, using unique assumptions for each reporting unit. In addition, the Company applied profitability assumptions consistent with the each reporting unit’s historical trends at various revenue levels and, for years beyond 2012, used a 5% growth factor to calculate the terminal value at the end of ten years for each unit. This rate is 1% lower

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March 24, 2009

than the rate used in the prior year, and is significantly lower than the Company’s historical ten-year annual compound revenue growth rate. In its most recent calculation, the Company used a 10.9% discount rate, which is lower than the 12.5% discount rate used in the prior year, primarily due a reduction in risk free market rates, which more than offset an increase in market risk premiums.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied hypothetical decreases to the fair values of each reporting unit. The Company determined that hypothetical decreases in fair value of at least 41% would be required before any reporting unit would have a carrying value in excess of its fair value.

Given the current economic environment and the uncertainties regarding the impact on the Company’s business, there can be no assurance that the Company’s estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of the Company’s goodwill impairment testing as of December 31, 2008, will prove to be accurate predictions of the future. If the Company’s assumptions regarding forecasted revenue or profitability growth rates of certain reporting units are not achieved, the Company may be required to recognize goodwill impairment charges in future periods, whether in connection with the Company’s next annual impairment testing in the second quarter of 2009 or prior to that, if any such change constitutes a triggering event outside of the quarter from when the annual goodwill impairment test is performed. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Please do not hesitate to call me at (415) 773-5918 or Keith Waddell, the Company’s Chief Financial Officer, at (650) 234-6221 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/S/ BRETT COOPER
Brett Cooper

cc:	Christy Adams, Staff Accountant (Securities and Exchange Commission)
M. Keith Waddell
Steven Karel

Securities and Exchange Commission

March 24, 2009

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/S/ M. KEITH WADDELL
M. Keith Waddell President and Chief Financial Officer